SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) August 10, 2006

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: 304-842-3597

Former Name or Former Address, if Changed Since Last Report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

   Written communication pursuant to Rule 245 under the Securities Act (17 CFR 230.425)

   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.04. Temporary Suspension of Trading under the Registrant's Employee Benefit Plans.

8.01. Other Events.

On May 24, 2006, Petroleum Development Corporation (the "Company") sent a notice to participants in the Company's Employee Profit Sharing Plan and the Company's 401(k) Plan (collectively, the "Plans") informing them that, due to the merger of the Plans and a change in the administrators/trustees of the Plans to Fidelity Management Trust Company, a blackout period under the 401(k) Plan would begin on June 24, 2006 and was expected to end on July 28, 2006; and under the Employee Profit Sharing Plan would begin on June 24, 2006 and was expected to end on August 25, 2006. The notice stated that, during the blackout period, participants in the Plans would not be able to transfer or reallocate funds, change contribution rates, make new investment elections or request loans, withdrawals or final distributions from the Plans. Effective July 1, 2006, the Plans were combined into the Petroleum Development 401(k) and Profit Sharing Plan. As a result, the Company ended the blackout period on July 17, 2006 with respect to the 401(k) Plan assets transferred to the Petroleum Development Corporation 401(k) and Profit Sharing Plan and ended the blackout period on July 27, 2006 with respect to the Profit Sharing Plan assets transferred to the Petroleum Development Corporation 401(k) and Profit Sharing Plan.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

99.1   Revised blackout notice to executive officers and directors of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

By   /s/ Darwin L. Stump

        Darwin L. Stump

        Chief Financial Officer

        Date August 10, 2006

Exhibit 99.1
EX-99 3 ex991.htm

EXHIBIT 99.1

NOTICE REGARDING BLACKOUT PERIOD

MEMORANDUM

TO: Executive Officers and Directors of Petroleum Development Corporation

FROM: Celesta Miracle, Vice President Investor Relations and Communications

RE: Important Notice Regarding Employee Profit Sharing Plan and 401(k) Plan Blackout Period and Termination of Restrictions on Ability to Trade in Company Securities

DATE: August 10, 2006

This notice is to inform you of the termination of significant restrictions on your ability to trade in Petroleum Development Corporation (the "Company") common stock during the "blackout period" announced on May 26, 2006 that applied to the Company's Employee Profit Sharing Plan and 401(k) Plan. The blackout period was established due to the merger of the two Plans and a change in the administrators/trustees of the Plans to Fidelity Management Trust Company. The blackout period under the 401(k) Plan began on June 24, 2006 and was expected to end on July 28, 2006; and under the Employee Profit Sharing Plan began on June 24, 2006 and was expected to end on August 25, 2006. During the blackout period, plan participants were not able to transfer or reallocate funds, change contribution rates, make new investment elections, including investment changes involving the Company's common stock held in the Employee Profit Sharing Plan or the 401(k) Plan, or request loans, withdrawals or final distributions from the Plans.

This notice is to advise you that the blackout periods terminated on July 17, 2006 respecting the 401(k) Plan and on July 27, 2006 respecting the Profit Sharing Plan. The blackout period ended earlier than anticipated because the record keepers and service providers were able to expedite the processing of all the employer stock more quickly than initially anticipated. The two former Plans were combined on July 1, 2006 into the PDC 401(k) and Profit Sharing Plan, and the new Plan is administered by Fidelity Management.

If you have any questions, please feel free to contact me at 304-842-6256 or at Petroleum Development Corporation, 103 East Main Street, P.O. Box 26, Bridgeport, West Virginia 26330.

*   *   *   *   *

DM3\387452.1